November 20, 2006

Mail Stop 4561

VIA U.S. MAIL AND FAX 562-733-5200

Mr. Mark A. Wallace
Senior Vice President and Chief Financial Officer
Health Care Property Investors, Inc.
3760 Kilroy Airport Way, Suite 300
Long Beach, CA 90806

RE: Health Care Property Investors, Inc.
Form 10-K for the year ended December 31, 2005 and Form 10-Q for the
quarters ended March 31, 2006 and June 30, 2006
File no. 001-08895

Dear Mr. Wallace:

        We have reviewed your letter filed on November 13, 2006 and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10K for the year ended December 31, 2005

Item 1. Business, Properties, Portfolio Summary, page 6

   1. We note your response to our prior comment number one. We reissue our
      original comment that operating income per individual property, property type or
      by geographical location, other than at the segment level, is *not* reconcilable to a
      GAAP measure since net income (loss) on the same basis is not reported. Tell us
      whether you intend to remove your disclosure of net operating income (loss),
      other than on a segment basis. If you do not intend to remove the above

referenced disclosure, explain to us how you currently meet, or in future filings will be able to meet the disclosure requirements in Item 10(e)(1)(i) of Regulation S-K.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. If you have any questions, you may contact Kelly McCusker at (202) 551-3433 or me at (202) 551-3403.

Sincerely,

Joshua S. Forgione
Assistant Chief Accountant